Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business/Financial Editors:
     Penn West Energy Trust Confirms its January Cash Distribution

     CALGARY, Jan. 21 /CNW/ - (TSX - PWT.UN; NYSE - PWE) Penn West Energy
Trust ("Penn West") confirms that its January 2008 cash distribution will be
CDN$0.34 per trust unit payable on February 15, 2008 to unitholders of record on January 31, 2008. The ex-distribution date is January 29, 2008.
     The CDN$0.34 per unit is equivalent to approximately US$0.33 per unit
(before deduction of any applicable Canadian withholding tax) using a current currency exchange of one Canadian dollar equals US$0.97. The actual U.S.
dollar equivalent distribution for non-registered U.S. resident unitholders who hold units through a brokerage firm will be based upon the Canadian to
U.S. dollar exchange rate in effect on the payment date, net of applicable
Canadian withholding taxes. Registered U.S. resident unitholders are paid directly by Penn West's transfer agent, CIBC Mellon, and the distribution will be based on the Canadian to U.S. dollar exchange rate as of the date of record, net of applicable Canadian withholding taxes.
     This will be the first distribution since Penn West's acquisitions of
Vault Energy Trust and Canetic Resources Trust on January 10, 2008 and January
11, 2008 respectively. Former Vault and Canetic unitholders who hold Penn West units on the record date are eligible to receive this distribution.
     Former Vault and Canetic unitholders who are resident in Canada or the
United States and who are interested in participating in the Penn West distribution reinvestment plan (the "Penn West DRIP") should, if they are now a registered Penn West unitholder, complete and deliver an authorization form to CIBC Mellon Trust Company (Penn West's registrar and transfer agent), and if they are now a beneficial Penn West unitholder, contact their broker, investment dealer, financial institution or other nominee through which their
Penn West units are held and provide instructions on how they wish to participate in the Penn West DRIP. The authorization form for registered Penn
West unitholders can be obtained at www.pennwest.com.

     Penn West trust units and debentures are listed on the Toronto Stock
Exchange under the symbols PWT.UN, PWT.DB.A, PWT.DB.B, PWT.DB.C, PWT.DB.D,
PWT.DB.E and PWT.DB.F and Penn West trust units are listed on the New York
Stock Exchange under the symbol PWE.

     %SEDAR: 00022266E          %CIK: 0001334388

     /For further information: PENN WEST ENERGY TRUST, Suite 2200, 425 - First
Street S.W., Calgary, Alberta, T2P 3L8, Phone: (403) 777-2500, Toll-free:
1-866-693-2707, Fax: (403) 777-2699, Website: www.pennwest.com; Investor
Relations: Phone: 1-888-770-2633, E-mail: investor_relations(at)pennwest.com/
     (PWT.UN. PWE)

CO:  Penn West Energy Trust

CNW 20:30e 21-JAN-08